UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         MIDCOAST ENERGY RESOURCES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    59563W104
                                 (CUSIP Number)

                                Ted Collins, Jr.
                            Cortez Natural Gas, Inc.
                             508 W. Wall, Suite 1200
                              Midland, Texas 79701
                                 (915) 686-0302
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 31, 1997
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59563W104
________________________________________________________________________________
     1.   Name of Reporting Person
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cortez Natural Gas, Inc.      75-2544793
________________________________________________________________________________
     2.   Check the Appropriate Box if a Member of a Group

          (a) [  ]
          (b) [  ]
________________________________________________________________________________
     3.   SEC Use Only

________________________________________________________________________________
     4.   Source of Funds

          00
________________________________________________________________________________
     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e) [  ]
________________________________________________________________________________
     6.   Citizenship or Place of Organization

          Texas
________________________________________________________________________________
Number of      7.  Sole Voting Power               393,524
Shares         _________________________________________________________________
Beneficially   8.  Shared Voting Power             0
Owned by       _________________________________________________________________
Each           9.  Sole Dispositive Power          393,524
Reporting      _________________________________________________________________
Person With    10. Shared Dispositive Power        0
________________________________________________________________________________
     11.  Aggregate Amount Beneficially Owned by Reporting Person

          393,524
________________________________________________________________________________
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]
________________________________________________________________________________
     13.  Percent of Class Represented by Amount in Row (11)

          7.5%
________________________________________________________________________________
     14.  Type of Reporting Person

          CO
________________________________________________________________________________

Item 1.  Security and Issuer

     This statement relates to the Common Stock, $.01 par value (the "Issuer Common Stock"), of Midcoast Energy Resources, Inc. a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1100 Louisiana, Suite 2950, Houston, TX 77002.

Item 2.  Identity and Background

         The reporting person filing this statement is Cortez Natural Gas, Inc. (the "Reporting Person"), a Texas corporation. The address of the principal business of the Reporting Person is 508 West Wall, Suite 1200, Midland, TX 79701. The principal business of the Reporting Person is the ownership of the shares of Issuer Common Stock and the Warrants (as hereinafter defined) described herein, resulting from its prior ownership of an equity interest in a natural gas production, transmission and marketing business known as Republic Gas Partners, L.L.C. ("Republic Gas"), as more fully discussed under Item 3 hereof. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         With respect to Instruction C of the General Instructions to Schedule 13D, the following information is provided for the natural persons in response to items (a) through (f) of Item 2 of Schedule 13D:

         1.       (a)      Ted Collins, Jr. - President, Director and principal
                           shareholder of the Reporting Person.
                  (b)      508 West Wall, Suite 1200, Midland TX 79701.
                  (c)      Director and  President of Collins & Ware,  Inc.,  an
                           oil and gas company whose address is 508 West Wall, Suite 1200, Midland, TX 79701. Mr. Collins also serves as a Director of the Issuer.
                  (d)      No.
                  (e)      No.
                  (f)      United States.

         2.       (a)      Herbert E. Ware, Jr. - Director, Vice President and
                           principal shareholder of the Reporting Person.
                  (b)      508 West Wall, Suite 1200, Midland, TX 79701.
                  (c)      Director and Vice President of Collins & Ware,  Inc.,
                           an oil and gas company whose address is 508 West Wall, Suite 1200, Midland, TX 79701.
                  (d)      No.
                  (e)      No.
                  (f)      United States.

         3.       (a)      W. Brett Smith - Director and Vice President of the
                           Reporting Person.
                  (b)      508 West Wall, Suite 1200, Midland, TX 79701.
                  (c)      Director and Vice President of Collins & Ware, Inc.,
                           an oil and gas company whose  address is 508 West
                           Wall,  Suite 1200, Midland, TX 79701.
                  (d)      No.
                  (e)      No.
                  (f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Prior to acquiring any shares of the Issuer Common Stock, the Reporting Person owned an equity interest in Republic Gas. On October 31, 1997, Republic Gas was merged with and into the Issuer (the "Merger"), and pursuant to such Merger, the Reporting Person received shares of the Issuer Common Stock, warrants exercisable for shares of the Issuer Common Stock and cash in exchange for the Reporting Person's equity interest in Republic Gas. As result, the Reporting Person acquired 292,074 shares of the Issuer Common Stock, non-contingent warrants exercisable for 83,450 shares of the Issuer Common Stock, and contingent warrants exercisable for 18,000 shares of the Issuer Common Stock (the non-contingent and contingent warrants are hereinafter referred to as the "Warrants"). The value of the equity interest of Republic Gas owned by the Reporting Person was determined by the board of directors of the Issuer to be adequate and sufficient consideration for the issuance of the Issuer Common Stock and the Warrants, and the payment of the cash consideration, to the Reporting Person pursuant to the Merger.

Item 4.  Purpose of Transaction

         The purpose of the Merger was the sale of Republic Gas by the Reporting Person and the other members of Republic Gas to the Issuer. The acquisition of the shares of Issuer Common Stock and the Warrants by the Reporting Person was a portion of the consideration paid by the Issuer for Republic Gas, and there is no other specific purpose for the acquisition of those securities. The Reporting Person does not currently have any plans or proposals with respect to the Issuer or the Issuer Common Stock, including, without limitation, those identified in
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer

         (a) The number of shares of Issuer Common Stock beneficially owned by the Reporting Person is 393,524 shares, which constitutes approximately 7.5% of the issued and outstanding shares of Issuer Common Stock (based on 5,165,000 shares actually outstanding, as represented by the Issuer to the Reporting Person on November 12, 1997, and calculated as if the shares of Issuer Common Stock that the Reporting Person has the right to acquire through exercise of the Warrants within sixty days hereof are also issued and outstanding). Of the 393,524 shares owned by the Reporting Person (i) 292,074 shares are directly owned of record by the Reporting Person, and (ii) the Reporting Person has the right to acquire the remaining 101,450 shares within sixty days hereof through the exercise of the Warrants. Although the other persons identified in Item 2 may be deemed to beneficially own the shares owned by the Reporting Person by virtue of their ability to direct the voting and disposition of such shares due their positions as directors of the Reporting Person, such persons do not beneficially own any shares of Issuer Common Stock other than in their capacities as directors and shareholders of the Reporting Person.

         (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Issuer Common Stock beneficially owned by the Reporting Person set forth in paragraph (a) of this Item 5.

         (c) None other than the transaction described in Item 3.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the Merger, the Reporting Person and the other members of Republic Gas, being Republic Gas Corp. and Riverbend Gas Company (the "Other Members") entered into an Agreement, dated October 31, 1997 (the "Members Agreement"), pursuant to which the Other Members agreed to indemnify the Reporting Person for a specified portion of any amounts paid by the Reporting Person as a result of its indemnity obligations in the Merger. Each of the Other Members has pledged 15,014 shares of Issuer Common Stock to the Reporting Person to secure the performance of their obligations under this Members Agreement. In the event of a default under the Members Agreement, the Reporting Person would have the right to vote and to dispose of such shares of Issuer Common Stock. Absent an event of default, the Other Members retain all voting and dispositive rights and powers in connection with such shares. This arrangement is more fully described in the Members Agreement attached hereto as Exhibit 7.1.

Item 7.  Material to be Filed as Exhibits

     7.1 - Agreement dated October 31, 1997 by and between Cortez Natural Gas, Inc., Republic Gas Corp. and Riverbend Gas Company.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CORTEZ NATURAL GAS, INC.



November 17, 1997                  /s/ Ted Collins, Jr.
-----------------                  --------------------
     Date                          Ted Collins, Jr., President